

03053260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37779



SEC MAIL PROCESSING
RECEIVED
JUN 09 2003
187
WASH, DC
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tel-Effective Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1106 Second Street, Suite 183
(No. and Street)

Enicnitas, CA 92024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary R. Mortenson (760)633-3339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory R. Miller, CPA Roberts & Miller Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

1012 Second Street, Suite 200 Encinitas, CA 92024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary R. Mortenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tel-Effective Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary R. Mortenson
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of CALIFORNIA

County of San Diego

On June 3, 2003 (Date) before me, Elizabeth Etienne, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared Mary R. Mortenson (Name(s) of Signer(s)),

☒ personally known to me ~~– OR – ☐ proved to me on the basis of satisfactory evidence~~ to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



ELIZABETH ETIENNE
Commission # 1328841
Notary Public - California
San Diego County
My Comm. Expires Dec 5, 2005

WITNESS my hand and official seal.

Elizabeth Etienne
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Mary R. Mortenson

- ☐ Individual
- ☒ Corporate Officer
  Title(s): President/owner
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney-in-Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER



Top of thumb here

Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer
  Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney-in-Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER



Top of thumb here

TEL-EFFECTIVE SECURITIES, INC.
OTHER SUPPLEMENTAL INFORMATION
DECEMBER 31, 2002

Because Tel-Effective Securities, Inc. is a non-clearing broker with no holdings, the financial statements do not encompass the information necessary to prepare the following reports and statements:

** Computation of Reserve Requirements pursuant to Rule 15c3-3

** Information relating to Possession or Control Requirements under Rule 15c3-3

** A reconciliation pursuant to Rule 17a-5(d)(4)

** A Supplemental Report pursuant to Rule 17a-5(d)(4)

COMPUTATION OF NET CAPITAL

There were no differences between the auditee's computation of net capital and the amount calculated per the audited financial statements.

of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (*Designated self-regulatory organization*), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Roberts & Miller Accountants, Inc.
Encinitas, California
February 23, 2003